                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                SCHEDULE 13E-3


                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 4
                             DYNATECH CORPORATION
                 _____________________________________________
                             (Name of the Issuer)


                      DYNATECH CORPORATION, JOHN F. RENO,
 ALLAN M. KLINE, JOHN R. PEELER, CDRD MERGER CORPORATION, CLAYTON, DUBILIER &
                       RICE FUND V LIMITED PARTNERSHIP,
    CLAYTON, DUBILIER & RICE, INC. AND CD&R INVESTMENT ASSOCIATES II, INC.

                ______________________________________________
                     (Names of Person(s) Filing Statement)

                         COMMON STOCK, $.20 PAR VALUE
                ______________________________________________
                        (Title of Class of Securities)

                                   268138104
                ______________________________________________
                     (CUSIP Number of Class of Securities)

John F. Reno                     Franci J. Blassberg      Dwight W. Quayle         Peter B. Tarr
Chairman, President and Chief    Debevoise & Plimpton     Ropes & Gray             Hale and Dorr LLP
  Executive Officer              875 Third Avenue         One International Place  60 State Street
Dynatech Corporation             New York, NY 10022       Boston, MA  02110        Boston, MA  02109
3 New England Executive Park     (212) 909-6000           (617) 951-7000           (617) 526-6000
Burlington, MA  01803
(781) 272-6100


                _______________________________________________
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications
                   on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

/ / a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.


[X] b. The filing of a registration statement under the Securities Act of 1933.

/ /  c.  A tender offer.

/ /  d.  None of the above.

/ / Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

                           CALCULATION OF FILING FEE


--------------------------------------------------------------------
|     Transaction Value*           |      Amount of Filing Fee     |
|      $892,924,564                |            $178,585.00        |
--------------------------------------------------------------------


* The amount of the Transaction Value calculated in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, equals the aggregate market value of the shares of Common Stock being acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                 $6,202.00
Form or Registration No.:               Registration Statement on Form S-4
Filing Party:                           Dynatech Corporation
Date Filed:                             January 27, 1998

Amount Previously Paid:                 $150,832.00
Form or Registration No.:               Transaction Statement on Schedule 13E-3
Filing Party:                           Dynatech Corporation, John F. Reno,
                                        Allan M. Kline, John R. Peeler, CDRD
                                        Merger Corporation and Clayton, Dubilier
                                        & Rice Fund V Limited Partnership.
Date Filed:                             January 27, 1998

Amount Previously Paid:                 $579.00
Form or Registration No.:               Registration Statement on Form S-4
Filing Party:                           Dynatech Corporation
Date Filed:                             April 29, 1998


Amount Previously Paid:                 $20,972.00
Form or Registration No.:               Transaction Statement on Schedule 13E-3
Filing Party:                           Dynatech Corporation, John F. Reno,
                                        Allan M. Kline, John R. Peeler, CDRD
                                        Merger Corporation, Clayton, Dubilier
                                        & Rice Fund V Limited Partnership,
                                        Clayton, Dubilier & Rice, Inc. and CD&R
                                        Investment Associates, II, Inc.
Date Filed:                             April 29, 1998

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Statement") relates to the Agreement and Plan of Merger dated as of December 20, 1997 (the "Merger Agreement") between Dynatech Corporation, a Massachusetts corporation ("Dynatech" or the "Company") and CDRD Merger Corporation, a Delaware corporation ("MergerCo"). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement/Prospectus filed by the Company (the "Proxy Statement") and is attached hereto as Exhibit (c)(1).

     The Merger Agreement provides, among other things, for the merger of MergerCo into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, (i) each outstanding share of common stock, par value $0.20 per share (the "Common Stock"), of the Company will be converted into the right to receive $47.75 in cash and 0.5 shares of common stock, no par value, of the Surviving Corporation (the "Recapitalized Common Stock") (except that any shares held by MergerCo or held in the Company's treasury will be canceled and any Stockholder who properly dissents from the Merger will be entitled to appraisal rights under Massachusetts law); and (ii) each outstanding share of common stock, $.01 par value per share, of MergerCo ("MergerCo Common Stock") will be converted into one share of Recapitalized Common Stock.

     Immediately prior to the Merger, (a) John F. Reno, Chairman, President and Chief Executive Officer, together with two family trusts established by Mr. Reno, will contribute 40,804 shares of Common Stock to MergerCo in exchange for 799,758 shares of MergerCo Common Stock and (b) Clayton, Dubilier & Rice Fund V Limited Partnership ("CDR Fund V") will purchase 110,790,770 shares of MergerCo Common Stock for approximately $277 million. In the Merger, all such shares of MergerCo Common Stock will be converted into Recapitalized Common Stock as described above. As a result of the Merger and these related transactions, immediately following the Merger, it is currently expected that (x) CDR Fund V will own approximately 92.3% of the outstanding Recapitalized Common Stock, (y) the stockholders of the Company prior to the Merger other than Mr. Reno and his family trusts, will own approximately 7% of the outstanding Recapitalized Common Stock and (z) Mr. Reno (together with his family trusts) will own approximately 0.7% of the outstanding Recapitalized Common Stock.

     The following cross reference sheet shows the location of certain information in the Proxy Statement/Registration Statement (the "Proxy Statement") relating to the Merger filed by the Company with the Securities and Exchange Commission. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Statement are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to stockholders. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

                             Cross Reference Sheet
             (Pursuant to General Instruction F to Schedule 13E-3)


Schedule 13E-3
Item Number and Caption                   Location in the Proxy Statement
-----------------------                   -------------------------------

Item 1.  Issuer and Class of Security
         Subject to the Transaction.

         (a)                              Front page of Proxy Statement and
                                          "The Company"

         (b) Front page of Proxy Statement, "Market Prices of Common Stock" and "The Special Meeting -- Record Date and Voting."

         (c), (d) and (f)                 "Market Prices of Common Stock."

         (e)                              Not applicable.

Item 2.  Identity and Background.

         (a) - (d) and (g)                "Additional Information," "The
                                          Company," "Management" and
                                          "MergerCo, CDR Fund V and CDR."

         (e) and (f)                      Not applicable.

Item 3.  Past Contacts, Transactions
         or Negotiations.

         (a) and (b)                      "Special Factors -- Background of the
                                          Merger," "-- Opinion of Financial
                                          Adviser," and " -- Interests of
                                          Certain Persons in the Merger."

Item 4.  Terms of the Transaction.

         (a) and (b)                      "Special Factors -- Interests of
                                          Certain Persons in the Merger," "The
                                          Merger and the Merger Agreement,"
                                          "Certain Relationships and Related
                                          Transactions" and "Merger Financings."

Item 5.  Plans or Proposals of the
         Issuer or Affiliate.

         (a) and (b)                      Not applicable.

         (c) "Recapitalized Common Stock Following the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Risk Factors -- Control by CDR Fund V," "Certain Relationships and Related Transactions" and
                                          "Management"

         (d) "Management Discussion & Analysis-- Capital Resources and Liquidity," "Risk Factors -- Substantial Leverage; Liquidity," "Pro Forma
                                          Capitalization," "Ratio of Earnings to
                                          Fixed Charges," "Merger Financings"
                                          and "Unaudited Pro Forma Condensed
                                          Consolidated Financial Statements."

         (e)                              "Merger Financings"

         (f) and (g)                      "Risk Factors -- Delisting of Common
                                          Stock on the New York Stock
                                          Exchange" and "--Termination of
                                          Exchange Act Reporting."
Item 6.  Source and Amount of Funds
         or Other Consideration.

         (a) and (c)                      "Management Discussion & Analysis
                                          --Capital Resources and Liquidity,"
                                          "Fees and Expenses" and "Merger
                                          Financings"

         (b)                              "Fees and Expenses"

         (d)                              Not applicable.

Item 7.  Purpose(s), Alternatives,
         Reasons and Effects.


         (a), (b) and (c)                 "Summary -- Special Factors," "Special
                                          Factors -- Background of the Merger,"
                                          "-- Recommendation of Board; Reasons
                                          for the Merger; Findings of Fairness"
                                          and "-- Opinion of Financial
                                          Adviser."

         (d) "Special Factors -- Certain Effects of the Merger," "-- Material Federal Income Tax Consequences," "--Interests of Certain Persons in the Merger" "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Certain Relationships and Related Transactions."

Item 8.  Fairness of the Transaction

         (a), (b), (d) and (e)            "Special Factors -- Background of the
                                          Merger," "-- Recommendation of Board;
                                          Reasons for the Merger; Findings of
                                          Fairness" and "-- Opinion of Financial
                                          Advisor."

         (c) "Special Factors -- Recommendation of Board; Reasons for the Merger; Findings of Fairness" and "The Special Meeting -- Vote Required; Revocability of Proxies"

         (f)                              Not applicable.

Item 9.  Reports, Opinions,
         Appraisals and Certain
         Negotiations.


         (a) and (b)                      "Special Factors -- Background of the
                                          Merger," "-- Opinion of Financial
                                          Adviser," "-- Beacon Materials" and
                                          "-- Report of CSFB" and "Appendix B
                                          -- Merrill Lynch Opinion."


         (c)                              Not applicable.

Item 10. Interest in Securities of
         the Issuer.

         (a)                              "Security Ownership of Certain
                                          Beneficial Owners and Management."

         (b)                              "Market Prices of Common Stock."

Item 11. Contracts, Arrangements or       "Special Meeting -- Vote Required;
         Understandings with Respect      Revocability of Proxies," "Special
         to the Issuer's Securities       Factors -- Interests of Certain
                                          Persons in the Merger;" "Certain
                                          Relationships and Related
                                          Transactions" and "The Merger and the
                                          Merger Agreement -- Effect on Stock
                                          Options and Employee Benefit
                                          Matters."

Item 12. Present Intention and
         Recommendation of Certain
         Persons with Regard to the
         Transaction.

         (a) and (b)                      "Special Meeting -- Vote Required;
                                          Revocability of Proxies," "Special
                                          Factors -- Recommendation of Board;
                                          Reasons for the Merger; Findings of
                                          Fairness" and "--Interests of Certain
                                          Persons in the Merger."
Item 13. Other Provisions of the
         Transaction.

         (a)                              "Appraisal Rights."

         (b) and (c)                      Not applicable.

Item 14. Financial Information.

         (a)                              "Financial Statements," "Selected
                                          Historical Consolidated Financial
                                          Data," "Ratio of Earnings to Fixed
                                          Charges, "Income (Earnings) Per Share"
                                          and "Book Value Per Share."

         (b)                              "Unaudited Pro Forma Condensed
                                          Consolidated Financial Statements,"
                                          "Ratio of Earnings to Fixed Charges,"
                                          "Income (Earnings) Per Share" and
                                          "Book Value Per Share."

Item 15. Persons and Assets
         Employed, Retained or
         Utilized.

         (a) "Certain Relationships and Related Transactions," "Special Factors -- Interests of Certain Persons in the Merger" and "Management."

         (b)                              "The Special Meeting - Solicitation
                                          of Proxies."

Item 16. Additional Information           Not applicable.

                                 SCHEDULE 13E

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

      (a) The issuer of the class of equity securities which is the subject of this Statement is Dynatech Corporation, whose principal executive office is
located at 3 New England Executive Park, Burlington, MA  01803-5087.   The
information set forth in the Section "The Company" of the Proxy Statement is incorporated herein by reference.

      (b) The title of the equity securities which are the subject of the Rule 13e-3 transaction is common stock, par value $0.20 per share ("Common Stock"), and approximately 16,864,434 shares of such Common Stock were outstanding as of April 16, 1998. Dynatech had approximately 922 stockholders of record as of April 16, 1998. The information set forth in the Section "Market Prices of Common Stock" and "The Special Meeting --Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

      (c), (d) and (f). The information set forth in the Section "Market Prices of Common Stock" of the Proxy Statement is incorporated herein by reference. Neither MergerCo, CDR, Associates II Inc. nor CDR Fund V have purchased any shares of Common Stock since the commencement of Dynatech's second full fiscal year preceding the date hereof.

      (e).  Not applicable.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a)-(d) and (g). This Statement is being filed jointly by (i) Dynatech Corporation, the issuer of the class of equity securities which is the subject of this Rule 13e-3 transaction, (ii) John F. Reno, Allan M. Kline and John R. Peeler, (iii) MergerCo and (iv) CDR Fund V, CDR and Associates II Inc. The information set forth in the Sections "Additional Information," "The Company," "Management" and "MergerCo, CDR Fund V and CDR" of the Proxy Statement is incorporated herein by reference.

      (e) and (f). None of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a) and (b). The information set forth in the Sections "Special Factors -- Background of the Merger," "--Opinion of Financial Adviser" and "-- Interests of Certain Persons in the Merger," of the Proxy Statement is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

      (a) and (b). The information set forth in the Sections "Special Factors -- Interests of Certain Persons in the Merger," "The Merger and the Merger Agreement," "Certain Relationships and Related Transactions" and "Merger Financings" of the Proxy Statement is incorporated herein by reference.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

      (a) and (b). Not applicable.

      (c). The information set forth in the Sections "Recapitalized Common Stock Following the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Risk Factors -- Control by CDR Fund V," "Certain Relationships and Related Transactions" and "Management" of the Proxy Statement is incorporated herein by reference.

      (d). The information set forth in the Sections "Management Discussion & Analysis -- Capital Resources and Liquidity," "Risk Factors -- Substantial Leverage; Liquidity," "Pro Forma Capitalization," "Ratio of Earnings to Fixed Charges," "Merger Financings" and "Unaudited Proforma Condensed Consolidated Financial Statements" of the Proxy Statement is incorporated herein by reference.

      (e). The information set forth in the Section "Merger Financings" of the Proxy Statement is incorporated herein by reference.

      (f) and (g) The information set forth in the Sections "Risk Factors -- Delisting of Common Stock on the New York Stock Exchange," and "-- Termination of Exchange Act Reporting" of the Proxy Statement is incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

      (a) and (c). The information set forth in the Sections "Management Discussion & Analysis -- Capital Resources and Liquidity" and "Merger Financings" of the Proxy Statement is incorporated herein by reference. No plans or arrangements to finance or repay any borrowings used in connection with the Merger have been made.

      (b). The information set forth in the Section "Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

      (d).  Not applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      (a), (b) and (c). The information set forth in Sections "Summary --Special Factors," "Special Factors -- Background of the Merger," "--Recommendation of Board; Reasons for the Merger; Findings of Fairness" and "-- Opinion of Financial Adviser" of the Proxy Statement is incorporated herein by reference.

      (d). The information set forth in Sections "Special Factors -- Certain Effects of the Merger," "-- Material Federal Income Tax Consequences," "-- Interests of Certain Persons in the Merger," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

      (a), (b), (d) and (e). The information set forth in Sections "Special Factors -- Background of the Merger, " "-- Recommendation of Board; Reasons for the Merger; Findings of Fairness" and "-- Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference. John F. Reno, Chairman of the Board of Directors of Dynatech, did not attend or vote at the meeting of the Board of Directors at which the Merger was approved due to his participation with CDR Fund V in the proposed merger transaction.

      (c). The information set forth in the Sections "Special Factors -- Recommendation of the Board of Directors; Reasons for the Merger; Findings of Fairness" and "The Special Meeting -- Vote Required; Revocability of Proxies" of the Proxy Statement is incorporated herein by reference.

      (f).  No such offer has been received.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

      (a) and (b).  The information set forth in the Sections "Special Factors -
- Background of the Merger," "--Opinion of Financial Adviser," "-- Beacon Materials," "-- Report of CSFB," and "Appendix B -Merrill Lynch Opinion" of the Proxy Statement is incorporated herein by reference.

      (c). The Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 20, 1997, is included in the information to be circulated to Stockholders and shall also be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested Stockholder of the Company or his or its representative who has been designated in writing. At the written request of such Stockholder, a copy of such opinion will be sent, at the Stockholder's expense, to such Stockholder or his or its representative. The information set forth in Exhibit (b)(2),
(b)(3), (b)(4), (b)(5) and (b)(6) to this Statement will be made available for inspection and copying at the principal executive offices of the Company by any interested Stockholder of the Company or his or its representative who has been designated in writing. At the written request of such a Stockholder, a copy of that Exhibit will be sent, at the Stockholder's expense, to such Stockholder or his or its representatives.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

      (a). The information set forth in the Section "Summary - Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.

      (b). The information set forth in the Section "Market Prices of Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth in the Sections "Special Meeting -- Vote Required; Revocability of Proxies," "Special Factors -- Interests of Certain Persons in the Merger," "Certain Relationships and Related Transactions" and "The Merger and the Merger Agreement -- Effect on Stock Options and Employee Benefit Matters" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

      (a) and (b). The information set forth in the Sections "Special Meeting -- Vote Required; Revocability of Proxies," "Special Factors -- Recommendation of Board; Reasons for the Merger; Findings of Fairness" and "-- Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

      (a). The information set forth in the Section "Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

      (b) and (c).  Not applicable.

ITEM 14.  FINANCIAL INFORMATION

      (a). The information set forth in the Sections "Financial Statements," "Selected Historical Consolidated Financial Data," "Ratio of Earnings to Fixed Charges," "Income (Earnings) Per Share" and "Book Value Per Share" of the Proxy Statement is incorporated herein by reference.

      (b). The information set forth in the Sections "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Ratio of Earnings to Fixed Charges," "Income (Earnings) Per Share" and "Book Value Per Share" of the Proxy Statement is incorporated herein by reference.

ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

      (a). The information set forth in the Sections "Certain Relationships and Related Transactions," "Special Factors -- Interests of Certain Persons in the Merger" and "Management" of the Proxy Statement is incorporated herein by reference.

      (b). The information set forth in the Section "The Special Meeting -- Solicitation of Proxies" of the Proxy Statement is incorporated herein by reference.

ITEM 16.   ADDITIONAL INFORMATION

      None.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit  Description

(b)(1) Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 20, 1997 is attached as Appendix B to Proxy Statement (Exhibit (d)).

(b)(2) Materials presented to the Board on December 12, 1997 by Merrill Lynch, Pierce, Fenner & Smith Incorporated, as advisor to the Special Committee (excluding Appendix). *

(b)(3) Materials presented to the Board on December 20, 1997 by Merrill Lynch, Pierre, Fenner & Smith Incorporated, as advisor to the Special Committee. *

(b)(4) Analysis prepared by The Beacon Group Capital Services, L.L.C. dated July 10, 1997. *

(b)(5) Analysis prepared by The Beacon Group Capital Services, L.L.C. dated November 5, 1997. *

(b)(6) Materials presented to CDRD Merger Corporation on December 8, 1997 by Credit Suisse First Boston. *

(c)(1) Agreement and Plan of Merger dated as of December 20, 1997 by and between Dynatech and MergerCo is attached as Appendix A to Proxy Statement (Exhibit (d)).

(d)    Proxy Statement.

(e) Sections 85 through 98 of the Massachusetts Business Corporation Law relating to appraisal rights is attached as Appendix D to Proxy Statement (Exhibit (d)).


       ----------
       *  Previously filed.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of April 30, 1998.

                                      DYNATECH CORPORATION

                                      By: /s/ John F. Reno
                                          ---------------------------------
                                          Name: John F. Reno
                                          Title: Chairman, President and
                                                 Chief Executive Officer

                                      /s/ John F. Reno
                                      ---------------------------------
                                      John F. Reno

                                      /s/ Allan M. Kline
                                      ---------------------------------
                                      Allan M. Kline


                                      /s/ John R. Peeler
                                      ---------------------------------
                                      John R. Peeler


                                      CDRD MERGER CORPORATION

                                      By: /s/ Richard J. Schnall
                                          ---------------------------------
                                          Name: Richard J. Schnall
                                          Title: Secretary and
                                                 Assistant Treasurer


                                      CLAYTON, DUBILIER & RICE
                                      FUND V LIMITED PARTNERSHIP

                                      By: CD&R Associates V Limited
                                          Partnership, the General Partner


                                      By: CD&R Investment Associates II, Inc.,
                                          its managing general partner.

                                      By: /s/ Donald J. Gogel
                                          ----------------------------------
                                          Name:  Donald J. Gogel
                                          Title: President, Assistant Secretary
                                                 and Assistant Treasurer

                                      CLAYTON, DUBILIER & RICE, INC.

                                      By: /s/ Donald J. Gogel
                                          ----------------------------------
                                          Name:  Donald J. Gogel
                                          Title: President, Assistant Secretary
                                                 and Assistant Treasurer


                                      CD&R INVESTMENT ASSOCIATES II, INC.

                                      By: /s/ Donald J. Gogel
                                          ----------------------------------
                                          Name:  Donald J. Gogel
                                          Title: President, Assistant Secretary
                                                 and Assistant Treasurer